UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Eagle Rock Energy Partners, L.P.

(Name of issuer)

Common Units, representing limited partner interests, no par value

(Title of class of securities)

26985R 10 4

(CUSIP number)

Charles C. Boettcher Eagle Rock Energy Partners, L.P. 1415 Louisiana Street, Suite 2700 Houston, Texas 77002 (281) 408-1200

(Name, address and telephone number of person authorized to receive notices and communications)

March 15, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons MONTIERRA MINERALS & PRODUCTION, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,224,449(1)(2)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,224,449(1)(2)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,224,449(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%(1)
(14)	Type of reporting person (see instructions) PN

(1)	See Item 5 for additional information.

(2)	Represents (i) 5,950,965 Common Units and (ii) 273,484 Common Units issuable upon the exercise of Warrants (see Item 5).

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons MONTIERRA MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,274,760(1)(2)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,274,760(1)(2)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,274,760(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%(1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

(2)	Represents (i) 6,001,276 Common Units and (ii) 273,484 Common Units issuable upon the exercise of Warrants (see Item 5).

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons NATURAL GAS PARTNERS VII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,004,733(1)
	(8)	Shared voting power 9,938,100(1)(2)
	(9)	Sole dispositive power 3,004,733(1)
	(10)	Shared dispositive power 9,938,100(1)(2)
(11)	Aggregate amount beneficially owned by each reporting person 12,942,833(1)(3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%(1)
(14)	Type of reporting person (see instructions) PN

(1)	See Item 5 for additional information.

(2)	Represents (i) 9,649,465 Common Units and (ii) 288,635 Common Units issuable upon the exercise of Warrants (see Item 5).

(3)	Represents (i) 12,654,198 Common Units and (ii) 288,635 Common Units issuable upon the exercise of Warrants (see Item 5).

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons Eagle Rock Holdings NGP 7, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,593,475(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,593,475(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,593,475(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.8%(1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons NATURAL GAS PARTNERS VIII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,429,939(1)
	(8)	Shared voting power 7,028,548(1)
	(9)	Sole dispositive power 31,429,939(1)
	(10)	Shared dispositive power 7,028,548(1)
(11)	Aggregate amount beneficially owned by each reporting person 38,458,487(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 29.5%(1)
(14)	Type of reporting person (see instructions) PN

(1)	See Item 5 for additional information.

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons NGP INCOME MANAGEMENT, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization TEXAS
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 69,865(1)(2)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 69,865(1)(2)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 69,865(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.05%(1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

(2)	Represents (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of Warrants (see Item 5).

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons Eagle Rock Holdings NGP 8, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,028,548(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,028,548(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,028,548(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.4%(1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons ERH NGP 7 SPV, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,593,475(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,593,475(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,593,475(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.8%(1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons ERH NGP 8 SPV, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,028,548(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,028,548(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,028,548(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.4%(1)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

SCHEDULE 13D/A

CUSIP No. 26985R 10 4

(1)	Names of reporting persons KENNETH A. HERSH
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 51,401,320(1)(2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 51,401,320(1)(2)
(11)	Aggregate amount beneficially owned by each reporting person 51,401,320(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 39.5%(1)
(14)	Type of reporting person (see instructions) IN

(1)	See Item 5 for additional information.

(2)	Represents (i) 51,112,685 Common Units and (ii) 288,635 Common Units issuable upon the exercise of Warrants (see Item 5).

EXPLANATORY NOTE

This Amendment No. 18 (this “Amendment”) to Schedule 13D/A last filed on August 15, 2011 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 51,401,320, which constitutes approximately 39.5% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on February 20, 2012, as reported by the Issuer in its Form 10-K filed with the SEC on February 29, 2012, and (ii) the number of Common Units issuable upon exercise of the warrants described in Item 5 below (the “Warrants”) held by such Reporting Person. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.

Item 1.	Security and Issuer.

This Item 1 shall be deemed to amend and restate Item 1 in its entirety:

The Schedule 13D/A relates to the Common Units of the Issuer. The principal executive offices of the Issuer are located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 51,401,320, which constitutes approximately 39.5% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on (i) the outstanding number of Common Units on February 20, 2012, as reported by the Issuer in its Form 10-K filed with the SEC on February 29, 2012, and (ii) the number of Common Units issuable upon exercise of the Warrants held by such Reporting Persons.

Item 4.	Purpose of Transaction.

This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D/A:

On November 15, 2011, (i) Montierra exercised 236,707 Warrants to purchase Common Units and (ii) Montierra Management exercised 10,910 Warrants to purchase Common Units. On March 15, 2012, Montierra exercised 200,000 Warrants to purchase Common Units. The Reporting Persons exercised such Warrants, and thus acquired such Common Units solely for investment purposes. Any Reporting Person may make additional purchases or sales of Common Units and/or Warrants either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units and/or Warrants, general economic conditions, stock market conditions and other future developments.

Item 5.	Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 in its entirety:

The percent of class provided for each Reporting Person below is based on the number of Common Units outstanding, which is equal to 130,193,859 Common Units outstanding as of February 20, 2012, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 29, 2012.

(a)-(b) (i)	Montierra is the sole record owner of, and has the sole power to vote and dispose of, 6,224,449 Common Units (4.8%), which includes (i) 5,950,965 Common Units and (ii) 273,484 Common Units issuable upon the exercise of Warrants.

(ii)	Montierra Management is the sole record owner of, and has the sole power to vote and dispose of, 50,311 Common Units (0.04%). Because Montierra Management is the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to the 6,224,449 Common Units (4.8%) held by Montierra.

(iii)	SPV 7 is the sole record owner of, and has the sole power to vote and dispose of, 3,593,475 Common Units (2.8%). ERH NGP 7 is the sole member of SPV 7 and may be deemed to possess sole voting and dispositive powers with respect to the 3,593,475 Common Units held by SPV 7.

(iv)	NGP Income Management is the sole record owner of, and has the sole power to vote and dispose of, 69,865 Common Units (0.05%), which includes (i) 54,714 Common Units and (ii) 15,151 Common Units issuable upon the exercise of Warrants.

(v)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of, 3,004,733 Common Units (2.3%). NGP VII owns a majority LP interest in Montierra. Because NGP VII directly or indirectly owns 100% of each of SPV 7 and NGP Income Management, NGP VII may be deemed to possess sole voting and dispositive powers with respect to the 3,593,475 Common Units (2.8%) held by ERH SPV 7 and the 69,865 Common Units (0.05%) held by NGP Income Management.

(vi)	SPV 8 is the sole record owner of, and has the sole power to vote and dispose of, 7,028,548 Common Units (5.4%). ERH NGP 8 is the sole member of SPV 8 and may be deemed to possess sole voting and dispositive power with respect to the 7,028,548 Common Units held by SPV 8.

(vii)	NGP VIII is the sole record owner of, and has the sole power to vote and dispose of, 31,429,939 Common Units (24.1%). Because NGP VIII indirectly owns 100% of SPV 8, NGP VIII may be deemed to possess sole voting and dispositive powers with respect to the 7,028,548 Common Units (5.4%) held by SPV 8.

(viii)	Kenneth A. Hersh does not directly own any Common Units. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII. Thus, Mr. Hersh may be deemed to possess shared voting and dispositive powers with respect to all of the Common Units reported in this Schedule 13D/A.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c) There have been no reportable transactions with respect to the Common Units and the Warrants within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported in this Schedule 13D/A.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units and the Warrants being reported in this Schedule 13D/A.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and supplement Item 6:

The information set forth or incorporated by reference in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement, as amended on August 15, 2011 (filed as Exhibit A to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P	Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R	Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit T	Margin Loan Agreement, dated August 15, 2011, by and among ERH NGP SPV 7, LLC and Nomura Securities (Bermuda) Ltd. (filed as Exhibit T to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit U	Margin Loan Agreement, dated August 15, 2011, by and among ERH NGP SPV 8, LLC and Nomura Securities (Bermuda) Ltd. (filed as Exhibit U to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 15, 2012

MONTIERRA MINERALS & PRODUCTION, L.P.

By	its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.

By	its general partner, G.F.W. Energy VII, L.P.

By	its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh Authorized Member

NATURAL GAS PARTNERS VIII, L.P.

By	its general partner, G.F.W. Energy VIII, L.P.

By	its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber President

EAGLE ROCK HOLDINGS NGP 7, LLC

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh Chief Executive Officer & President

EAGLE ROCK HOLDINGS NGP 8, LLC

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh Chief Executive Officer & President

ERH NGP 7 SPV, LLC

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh Chief Executive Officer & President

ERH NGP 8 SPV, LLC

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh Chief Executive Officer & President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Exhibit Index

Exhibit A	Joint Filing Agreement, as amended on August 15, 2011 (filed as Exhibit A to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P	Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R	Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit T	Margin Loan Agreement, dated August 15, 2011, by and among ERH NGP SPV 7, LLC and Nomura Securities (Bermuda) Ltd. (filed as Exhibit T to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit U	Margin Loan Agreement, dated August 15, 2011, by and among ERH NGP SPV 8, LLC and Nomura Securities (Bermuda) Ltd. (filed as Exhibit U to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).